UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CuraGen Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23126R101

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

  January 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 23126R101

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,228,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,228,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,228,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,228,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,228,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,228,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,228,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,228,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,228,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,228,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,228,567
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,228,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN, HC

This Schedule 13D reflects the shares of Common Stock (as defined below) beneficially owned by the Reporting Persons (as defined below) as of January 14, 2009.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of CuraGen Corporation, a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 322 East Main Street, Branford, Connecticut 06405.

Item 2. Identity and Background

(a).	NAME

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”). DCM is the Investment Manager of the Master Fund. Messrs. DellaCamera, Kurtz and Spinnato are the controlling persons of DCM.

The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by the Master Fund. The Offshore Fund is the controlling shareholder of the Master Fund.

(b).	RESIDENCE OR BUSINESS ADDRESS

The business address of each of DCM and Messrs. DellaCamera, Kurtz and Spinnato is 461 Fifth Avenue, 10th Floor, New York, New York 10017.

The business address of each of the Master Fund and Offshore Fund is c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House, PO Box 1234, Grand Cayman KY1-1108, Cayman Islands.

(c).       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Each of the Master Fund and Offshore Fund is a private investment fund.

The principal business of DCM is providing investment management services.

The principal business of each of DellaCamera, Kurtz and Spinnato is serving as the managing members of DCM.

Information regarding the directors, executive officers and/or control persons of the Master Fund and the Offshore Fund (collectively, the “Instruction C Persons”) is set forth in Appendix III attached hereto.

                (d), (e).CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).	CITIZENSHIP

The Master Fund and the Offshore Fund are Cayman Islands exempted companies.

DCM is a Delaware limited liability company.

DellaCamera, Kurtz and Spinnato are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Master Fund acquired the securities reported herein at an aggregate cost of $2,162,769 (including commissions). The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Master Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer reported herein for investment purposes in the ordinary course of business. Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of any securities of the Issuer, each Reporting Person at any time and from time to time may (i) acquire additional securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, or (iii) enter into derivative transactions to hedge the risk of some or all of its positions in securities of the Issuer, depending upon an ongoing evaluation of its investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

The Reporting Persons intend to make themselves available to the Issuer to discuss methods of delivering additional value to the Issuer’s shareholders, including the possible alternative deployment of the Issuer’s capital. The Reporting Persons may seek board representation to assist in this endeavor.

The Reporting Persons reserve the right to, and may in the future, discuss, meet with, and/or send correspondence to (a) the Issuer’s management and/or Board of Directors, (b) other holders of securities of the Issuer, and/or (c) other third parties to discuss and/or formulate any plans or proposals regarding the Issuer or its securities. There can be no assurance, however, that any of the Reporting Persons will take any such action, and may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a). The Reporting Persons as a group beneficially own 3,228,567 shares of Common Stock, representing 5.6% of the outstanding shares of Common Stock.

(b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 3,228,567 shares of Common Stock beneficially owned by them.

(c). A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached hereto as Appendix I.

(d). N/A

(e). N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement.

Appendix III: Instruction C Person Information.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2009

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Common Stock

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
10-Nov-08	50,000	$0.5918	Open Market
11-Nov-08	75,000	$0.5400	Open Market
12-Nov-08	75,000	$0.5265	Open Market
13-Nov-08	100,000	$0.5294	Open Market
14-Nov-08	25,000	$0.5613	Open Market
17-Nov-08	50,000	$0.5781	Open Market
18-Nov-08	23,700	$0.5632	Open Market
18-Nov-08	25,000	$0.5938	Open Market
19-Nov-08	25,000	$0.6000	Open Market
19-Nov-08	11,300	$0.5694	Open Market
20-Nov-08	10,000	$0.5408	Open Market
20-Nov-08	20,439	$0.5756	Open Market
21-Nov-08	50,000	$0.5948	Open Market
24-Nov-08	30,838	$0.5491	Open Market
25-Nov-08	2,200	$0.6000	Open Market
26-Nov-08	16,990	$0.6172	Open Market
28-Nov-08	63	$0.6000	Open Market
2-Dec-08	200	$0.6000	Open Market
3-Dec-08	10,000	$0.5958	Open Market
4-Dec-08	6,245	$0.5523	Open Market
5-Dec-08	5,000	$0.5479	Open Market
5-Dec-08	37,357	$0.5500	Open Market
8-Dec-08	50,000	$0.5818	Open Market
8-Dec-08	20,000	$0.6000	Open Market
9-Dec-08	6,270	$0.5957	Open Market
10-Dec-08	19,060	$0.5622	Open Market
11-Dec-08	1,000	$0.5900	Open Market
11-Dec-08	21,865	$0.5351	Open Market
12-Dec-08	18,570	$0.5979	Open Market
15-Dec-08	44,148	$0.5882	Open Market
16-Dec-08	114,159	$0.5952	Open Market
17-Dec-08	25,000	$0.5770	Open Market
18-Dec-08	25,000	$0.5733	Open Market
22-Dec-08	76,000	$0.5171	Open Market
23-Dec-08	100,000	$0.4801	Open Market
24-Dec-08	50,000	$0.5083	Open Market
26-Dec-08	17,202	$0.5055	Open Market
29-Dec-08	100,000	$0.4566	Open Market
30-Dec-08	100,000	$0.4514	Open Market
31-Dec-08	100,000	$0.4469	Open Market
2-Jan-09	51,800	$0.5076	Open Market
5-Jan-09	70,000	$0.5413	Open Market
6-Jan-09	32,200	$0.5709	Open Market

7-Jan-09	102,839	$0.5953	Open Market
8-Jan-09	61,251	$0.6339	Open Market
9-Jan-09	27,751	$0.6487	Open Market
12-Jan-09	89,199	$0.6162	Open Market
13-Jan-09	101,400	$0.6619	Open Market
14-Jan-09	33,200	$0.6500	Open Market

APPENDIX II

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of CuraGen Corporation dated as of January 15, 2009 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: January 15, 2009

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

Appendix III

Information Regarding The Instruction C Persons

DellaCamera Capital Master Fund, Ltd. Executive Officers

Name	Title
None

DellaCamera Capital Master Fund, Ltd. Directors

The following table sets forth the name and mailing address (business or residence) of each of the directors of DellaCamera Capital Master Fund, Ltd., and the principal occupation and citizenship of each of those directors who are natural persons.

Name and Title	Principal Occupation	Address	Citizenship
Andrew Kurtz	Managing Member of DCM	461 Fifth Avenue, 10th Floor, New York, New York 10017	USA
Ronan Guilfoyle	A Manager of dms Management Ltd.*	P.O. Box 31910 Ansbacher House 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands
Roger H. Hanson	A Director of dms Management Ltd *	P.O. Box 31910 Ansbacher House 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands

* dms Management Ltd. is a company management firm, licensed and regulated under the laws of the Cayman Islands.

DellaCamera Capital Fund, Ltd. Executive Officers

Name	Title
None

DellaCamera Capital Fund, Ltd. Directors

The following table sets forth the name and mailing address (business or residence) of each of the directors of DellaCamera Capital Fund, Ltd., and the principal occupation and citizenship of each of those directors who are natural persons.

Name and Title	Principal Occupation	Address	Citizenship
Andrew Kurtz	Managing Member of DCM	461 Fifth Avenue, 10th Floor, New York, New York 10017	USA
Ronan Guilfoyle	A Manager of dms Management Ltd.*	P.O. Box 31910 Ansbacher House 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands
Roger H. Hanson	A Director of dms Management Ltd *	P.O. Box 31910 Ansbacher House 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands

* dms Management Ltd. is a company management firm, licensed and regulated under the laws of the Cayman Islands.